Exhibit 99.1

Appointment of M.S. Unnikrishnan as a Director on the Board of Azure Power Global Limited

New Delhi, August 21, 2020: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that M.S Unnikrishnan, soon retiring-Managing Director and CEO of Thermax Ltd., was appointed to Azure Power’s Board of Directors as a non-executive and nominee Director of Caisse de dépôt et placement du Québec (CDPQ), which is a AAA debt rated, long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans in Canada with over CA$300 billion in assets under management and is Azure Power's largest individual shareholder with 50.7% ownership.

Mr. Unnikrishnan has over 30 years of experience in the energy and environmental sector. In his most recent role as Managing Director and CEO of Thermax Ltd., he led the implementation of a strategy to accelerate Thermax’s growth and position it as one of the leading suppliers of power systems and equipment with a market capitalisation of over US$1 billion. Thermax Ltd has been recognized for having exemplary management, strong corporate governance, excellent transparency and stringent ethical practices. Mr. Unnikrishnan has received numerous accolades for his leadership including Asia Innovator of the Year by CNBC Asia, one of the best CEOs in India by Grant Thorton, and India Innovator of the Year by CNBC India. Mr. Unnikrishnan is also actively involved with various industry bodies to help in policy making and technology development for India. Mr. Unnikrishnan has a Bachelor of Engineering (Mechanical) from Visveswaraiya National Institute of Technology, Nagpur and Advanced Management Program from Harvard Business School.

Speaking on the appointment, Ranjit Gupta, Chief Executive Officer, Azure Power said, "We are pleased to have Mr. Unnikrishnan join our Board. His strong track record coupled with his experience managing and leading one of the most admired companies in the power sector over more than a decade will provide a valuable perspective as we continue to execute our strategy, drive profitability and enhance value for shareholders.”

Commenting on the appointment, M.S. Unnikrishnan said “Azure Power is a leading player in the Indian solar power sector. I am glad to join the Board of an organization with such a strong commitment to sustainability and governance. I look forward to working with the other members of the Board to lead Azure Power through the next phase of its growth journey.”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-India portfolio over 7 gigawatts. Azure Power developed India's first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer and operator of solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India. For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com

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